SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2006

CIBA SPECIALTY CHEMICALS HOLDING INC.

(Exact name of Registrant as specified in its charter)

Klybeckstrasse 141
4002 Basel
Switzerland

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No x

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b))

CIBA SPECIALTY CHEMICALS HOLDING INC.

On April 27, 2006, Ciba Specialty Chemicals Holding Inc., a stock corporation, issued a News Release regarding its three month (or first quarter) results 2006. A copy of this News Release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

EXHIBIT INDEX

Exhibit	Description
99.1	News Release: Three Month Results 2006, dated April 27, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ciba Specialty Chemicals Holding Inc. (Registrant)

Date May 4, 2006	By	/s/ Oliver Strub	/s/ Max Dettwiler
		Oliver Strub	Max Dettwiler
		Head Corporate Law	Head Taxes,Corporate
Law & Insurance